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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934**

For the month of: October 2005
Commission File Number: 000-27768

PORTRUSH PETROLEUM CORPORATION
(Translation of registrant's name into English)

1687 West Broadway #200, Vancouver, British Columbia V6J1X2
(Address of principal executive offices)

1. Press Releases: 10/26/2005; 11/10/2005; 11/24/2005; 1/19/2006, 1/20/2006 and 1/24/2006
2. Interim Financial Statements for the Nine Months Ended 9/30/2005
3. Form 52-109FT2: CEO Certification of Interim Filings
            during Transition Period, dated 11/29/2005
    Form 52-109FT2: CFO Certification of Interim Filings
            during Transition Period, dated 11/29/2005
4. For 52-102F1: MD&A for Interim Financial Statements

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F <u>XXX</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ **No <u>XXX</u>**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Wednesday, October 26, 2005

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush Announces November 15th drill date at Mission River

Vancouver, October 26, 2005 – Portrush Petroleum Corporation (TSX-V:PSH , OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised that the operator, the McAlester Fuel Company ("McAlester"), has signed a contract with H&G Oilfield Services to build the location for the Scanio/Shelton Number 6 well on the Mission River project in Texas. H&G Oilfield Services is based in Corpus Christi and they anticipate the work will get underway immediately and take less than a week to complete. The work will include preparing the location and resurfacing the road on the property.

The drilling contractor anticipates spudding the well on November 15th and has allocated 30 days from spud date to rig release for the 10,000 foot test which will require setting intermediate casing just above 8,000 feet before the formation pressure starts to rise.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Wesley Franklin, consulting geologist for McAlester and recently appointed to the board of Portrush stated, "The operator is interested in an interval from 8,000 to 8,500 feet because of production from 3 wells in the southwestern part of our lease. A 1937 Sunray well produced 1 BCF of gas from a single pay sand at approximately 8,300 feet. The un-fraced initial production was 12 MMCF/D and 240 BOPD. In addition, slightly shallower sands appear to have been pay from the well log. In 1963, Ginther Warren drilled two producers from the same approximate interval in different fault blocks, each initially producing at rates of 8 MMC/D, and again without any stimulation. They, too, failed to produce other pay sands, electing instead to plug back and re-complete to shallow G-sand reservoirs. These two wells produced 140 MMCF and 156 MMCF."

Mr Franklin continued, " Based on the previously drilled deep producers, we anticipate multiple pays in the 8,100 to 8,500 lower Vicksburg. These zones will require fracing, and it is anticipated the zones to produce at 5 MMCF/D or greater, and recover 3 to 6 BCF. The deeper interval from 9,000 to 10,000 feet is a bit of a guess, and we have to use analogs from other producing areas in Jackson and Wharton counties, up the Texas coast, closer to Houston. Single Yegua sands typically produce 1 to 2 BCF per sand, but the very best reservoirs produce from 10 to 30 BCF, so this is very attractive exploration. The potential in the deeper Yegua formation below 9,000 feet is an exploration surprise that could establish a whole new play in the part of south Texas."

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Investor Relations
AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

Thursday, November 10, 2005

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush re-schedules drill date at Mission river to November 27th

Vancouver, November 10, 2005 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised that the operator, the McAlester Fuel Company ("McAlester") has completed building the location for the Scanio/Shelton # 6 well on the Mission River project in Texas. H&G Oilfield Services based in Corpus Christi were contracted to complete the work which included preparing the location and resurfacing the road on the property.

The drilling contractor has experienced drilling delays and has re-scheduled our spud date to November 27th. Thirty days have been allocated from spud date to rig release for the 10,000 foot test which will require setting intermediate casing just above 8,000 feet before the formation pressure starts to rise.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production. A recent work-over on the Scanio/Shelton # 4 has yielded a production increase from under 100,000 cubic feet of gas per day to over 400,000 cubic feet a day.

On the Scanio-Shelton lease three previously drilled deep wells encountered hydrocarbon shows and production from depths ranging in depths from 8,200 to 8,500 feet in the Lower Vicksburg formation. From an individual sandstone reservoir, one well produced at an initial rate of 12 million cubic feet of gas per day, and 240 barrels of oil per day. Two other wells each had initial potentials of 8 million cubic feet of gas per day from individual reservoirs. McAlester believes the original objectives for these wells were oil producing targets and that additional zones had been bypassed. At the time these wells were drilled, the price for natural gas was below $.20 per thousand cubic feet, whereas current gas price exceeds $11.00 per thousand cubic feet. Additionally, the sandstones in the older wells were not fracture stimulated, a commonly used technique in the industry today to enhance producing rates and the increase the ultimate recovery of the hydrocarbons.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Investor Relations
AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

Wednesday, November 23rd, 2005

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush postpones drill date at Mission river to late December

Vancouver, November 24, 2005 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised the drilling contractor has experienced delays and has postponed the spud date by thirty days. Drilling will now commence in late December. Thirty days have been allocated from spud date to rig release for the 10,000 foot test which will require setting intermediate casing just above 8,000 feet before the formation pressure starts to rise. The delay was caused because the contractor agreed to drill one additional well for another operator before moving on to our property.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production. A recent work-over has yielded positive results on the Scanio/Shelton # 5. Production has increased from a nominal amount of gas to approximately 65 barrels of oil per day.

On the Scanio-Shelton lease three previously drilled deep wells encountered hydrocarbon shows and production from depths ranging in depths from 8,200 to 8,500 feet in the Lower Vicksburg formation. From an individual sandstone reservoir, one well produced at an initial rate of 12 million cubic feet of gas per day, and 240 barrels of oil per day. Two other wells each had initial potentials of 8 million cubic feet of gas per day from individual reservoirs. McAlester believes the original objectives for these wells were oil producing targets and that additional zones had been bypassed. At the time these wells were drilled, the price for natural gas was below $.20 per thousand cubic feet, whereas current gas price exceeds $11.00 per thousand cubic feet. Additionally, the sandstones in the older wells were not fracture stimulated, a commonly used technique in the industry today to enhance producing rates and the increase the ultimate recovery of the hydrocarbons.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Investor Relations
AGORA Investor Relations
http://www.agoracom.com/IR/Portrush
PSH@Agoracom.com

Monday January 16, 2006.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces drilling at Mission river

Vancouver, January 16, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised the drilling contractor moved on to the property today and intends to spud the well before midday tomorrow. Drilling will continue until we reach a depth of 8,000 feet at which point intermediate casing will be set. Thirty days have been allocated from spud to rig release to complete the 11,000 foot test.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

On the Scanio-Shelton lease three previously drilled deep wells encountered hydrocarbon shows and production from depths ranging in depths from 8,200 to 8,500 feet in the Lower Vicksburg formation. From an individual sandstone reservoir, one well produced at an initial rate of 12 million cubic feet of gas per day, and 240 barrels of oil per day. Two other wells each had initial potentials of 8 million cubic feet of gas per day from individual reservoirs. McAlester believes the original objectives for these wells were oil producing targets and that additional zones had been bypassed. At the time these wells were drilled, the price for natural gas was below $.20 per thousand cubic feet. Additionally, the sandstones in the older wells were not fracture stimulated, a commonly used technique in the industry today to enhance producing rates and the increase the ultimate recovery of the hydrocarbons.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555

Friday January 20, 2006.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces Scanio-Shelton #6 well has reached 1,527 feet.

Vancouver, January 20, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised the drilling contractor commenced drilling earlier this week and this morning reported the well, the Scanio-Shelton #6, had reached a depth of 1,527 feet. Drilling will continue until the well reaches a depth of approximately 8,000 feet at which point intermediate casing will be set.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Wesley Franklin, consulting geologist for McAlester anda member the board of Portrush stated that:

"The operator is interested in an interval from 8,000 to 8,500 feet because of production from 3 wells in the southwestern part of our lease. A 1937 Sunray well produced 1 BCF of gas from a single pay sand at approximately 8,300 feet. The un-fraced initial production was 12 MMCF/D and 240 BOPD. In addition, slightly shallower sands appear to have been pay from the well log. In 1963, Ginther Warren drilled two producers from the same approximate interval in different fault blocks, each initially producing at rates of 8 MMC/D, and again without any stimulation. They, too, failed to produce other pay sands, electing instead to plug back and re-complete to shallow G-sand reservoirs. These two wells produced 140 MMCF and 156 MMCF. This valuable well control indicates that the structural high at the lower Vicksburg level is in an east-west position under the lower half of our lease, whereas the structural high of the upper Vicksburg, Frio and Miocene is north of our lease, just west of the town of Refugio"

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555

Tuesday January 24, 2006.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces well has reached 4,845 feet.

Vancouver, January 24, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) has been advised the drilling contractor commenced drilling last week and this morning reported the well, the Scanio-Shelton #6, had reached a depth of 4,845 feet. Drilling will continue until the well reaches a total depth of just under 11,000 feet.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Wesley Franklin, consulting geologist for McAlester and a member the board of Portrush stated that:

"Based on the previously drilled deep producers, we anticipate multiple pays in the 8,100 to 8,500 lower Vicksburg. These zones will require fracing, and we anticipate the zones to produce at 5 MMCF/D or greater, and recover 3 to 6 BCF. If the previous wells are any guide, the wells will have an approximate gas-oil ratio of 50,000:1, or a recovery of 20 barrels of oil per million cubic feet. A 6 BCF well could produce 120,000 barrels of oil. The deeper interval from 9,000 to 10,000 feet is a bit of a guess, and we have to use analogs from other producing areas in Jackson and Wharton counties, up the Texas coast, closer to Houston. Single Yegua sands typically produce 1 to 2 BCF per sand, but the very best reservoirs produce from 10 to 30 BCF, so this is very attractive exploration."

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2005.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30, 2005	December 31, 2004
		(Audited)
ASSETS		
Current		
Cash	$ 174,627	$ 74,543
Receivables	53,140	67,694
Prepaid expenses	-	5,625
	227,767	147,862
Oil and gas properties (Note 3)	1,572,100	1,642,393
	$ 1,799,867	$ 1,790,255
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 73,731	$ 283,110
Due to related parties (Note 7)	18,000	151,602
	91,731	434,712
Future site restoration	6,473	6,473
	98,204	441,185
Stockholders' equity		
Capital stock (Note 4)	13,430,128	12,854,161
Contributed surplus (Note 4)	247,517	352,683
Deficit	(11,975,982)	(11,857,774)
	1,701,663	1,349,070
	$ 1,799,867	$ 1,790,255

On behalf of the Board:

_____ Director   _____ Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004
REVENUE				
Oil and gas revenue, net of royalties	$ 173,355	$ 94,094	$ 478,169	$ 262,698
EXPENSES				
Depletion	$ 36,108	$ 121,952	$ 132,925	$ 277,913
Operating	52,115	13,105	214,875	54,815
General and administrative (Note 5)	87,339	208,284	256,227	829,721
Total expenses	175,562	343,341	604,027	1,162,449
Loss before other items	(2,207)	(249,247)	(125,858)	(899,751)
OTHER ITEMS				
Write-off of accounts payable	-	-	7,650	-
Loss for the period	(2,207)	(249,247)	(118,208)	(899,751)
Deficit, beginning of period	(11,973,775)	(11,741,958)	(11,857,774)	(11,091,454)
Deficit, end of period	$ (11,975,982)	$ (11,991,205)	$ (11,975,982)	$ (11,991,205)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	41,498,330	38,653,178	40,921,567	32,917,335

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (2,207)	$ (249,247)	$ (118,208)	$ (899,751)
Items not affecting cash:				
Depletion	36,108	121,952	132,925	277,913
Stock-based compensation	2,876	-	2,876	428,612
Write-off of accounts payable	-	-	(7,650)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(15,457)	1,191	14,554	(1,209)
(Increase) decrease in prepaid expenses	-	-	5,625	(1,625)
Increase (decrease) in accounts payable and accrued liabilities	(94,456)	621	(201,729)	(167,311)
Net cash provided by (used in) operating activities	(73,136)	(125,483)	(171,607)	(363,371)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related parties	(172,316)	41,073	(133,602)	84,444
Share subscriptions received in advance	-	(200,000)	-	(115,831)
Net proceeds from issuance of capital stock	371,250	344,000	467,925	1,909,000
Net cash provided by financing activities	198,934	185,073	334,323	1,877,613
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas property expenditures	-	(28,107)	(62,632)	(1,434,015)
Net cash used in investing activities	-	(28,107)	(62,632)	(1,434,015)
Change in cash position during period	125,798	31,483	100,084	80,227
Cash position, beginning of period	48,829	53,725	74,543	4,981
Cash position, end of period	$ 174,627	$ 85,208	$ 174,627	$ 85,208

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2005

1.   **BASIS OF PRESENTATION**

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries, Texas Dome Petroleum Corporation and Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year's presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2004. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   **NATURE OF OPERATIONS**

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

3.   **OIL AND GAS PROPERTIES**

	September 30, 2005		December 31, 2004
Oil and gas properties:			
U.S.A., proved	$ 2,662,713	$	2,612,295
Canada, unproved	149,560		149,560
	2,824,687		2,762,055
Less: Accumulated depletion	(1,252,587)		(1,119,662)
	$ 1,572,100	$	1,642,393

At September 30, 2005, the oil and gas properties include $149,560 (2004 - $149,560) relating to unproved properties that have been excluded from the depletion calculation.

3.   **OIL AND GAS PROPERTIES** (cont'd…)

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A. However, during the year ended December 31, 2002, the prospect was abandoned. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling USD$1,044,000.

4.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS**

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
100,000,000 common voting shares, no par value					
Issued					
Balance, December 31, 2004	40,342,417	$	12,854,161	$	352,683
Exercise of stock options	1,194,500		179,175		-
Private placement	2,000,000		300,000		-
Stock-based compensation	-		-		2,876
Contributed surplus on exercise of stock options	-		108,042		(108,042)
Share issue costs	-		(11,250)		-
Balance, September 30, 2005	43,536,917	$	13,430,128	$	247,517

During the nine month period ended September 30, 2005, the Company issued 1,194,500 common shares pursuant to the exercise of stock options for proceeds of $179,175.

4.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd…)

On September 13, 2005, the Company issued 2,000,000 common shares pursuant to 2,000,000 unit non-brokered private placement at $0.15 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.15 per share for two years. A finder's fee of $11,250 was paid.

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without he consent of the regulatory authorities.

Stock options

The following stock options and share purchase warrants were outstanding at September 30, 2005:

Number of Options	Exercise Price	Expiry Date
2,005,500	$0.15	April 5, 2006
100,000	0.15	August 11, 2007

Warrants

The following share purchase warrants were outstanding at September 30, 2005:

Number of Warrants	Exercise Price	Expiry Date
1,057,059	$0.24	October 14, 2005 (subsequently expired)
387,500	0.20	June 2, 2006
2,000,000	0.15	September 14, 2007

5.   **STOCK-BASED COMPENSATION**

During the nine month period ended September 30, 2005, the Company granted 100,000 stock options to directors and consultants. The estimated fair value of these options is recorded as $2,826. This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and warrants granted during the period:

Risk-free interest rate	3.14%
Expected life of options	2.0 years
Annualized volatility	53.42%
Dividend rate	0.00%

6. **GENERAL AND ADMINISTRATIVE EXPENSES**

General and administrative expenses are comprised of the following:

	2005	2004
Consulting and administration fees	$ 35,024	$ 24,420
Investor relations	24,183	24,314
Management fees – related party	54,000	41,000
Office and miscellaneous	9,627	8,329
Professional fees (recovery)	46,915	(1,888)
Rent	21,188	16,500
Shareholder costs	22,981	20,237
Stock-based compensation	2,876	428,612
Telephone	16,790	16,882
Transfer agent and regulatory fees	22,643	16,322
Travel and promotion	-	26,709
	$ 256,227	$ 621,437

7. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

There were no significant non-cash transactions for the nine month period ended September 30, 2005.

The significant non-cash transaction for the nine month period ended September 30, 2004 included:

a) The issuance of 225,000 common shares valued at $45,000 for a finders' fee on the 3,100,000 unit private placement.
b) The issuance of 93,750 common shares valued at $18,750 for a finders' fee on the 1,500,000 unit non-brokered private placement.

8. **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $54,000 (2004 - $59,000) to a director.
b) Paid $190,316 (2004 - $Nil) in related party advances that were due to a director at June 30, 2005.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9. **INCOME (LOSS) PER SHARE**

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

10.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

11.   **SEGMENTED INFORMATION**

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties. The Company has oil and gas properties located in North America.

12.   **SUBSEQUENT EVENTS**

Subsequent to September 30, 2005, 1,057,059 warrants exercisable at $0.24 until October 14, 2005, expired unexercised.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the interim period ending September 30, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: November 29, 2005

"Martin Cotter"
(Name of individual)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Portrush Petroleum Corporation (the issuer) for the interim period ending September 30, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: November 29, 2005

"Martin Cotter"
(Name of individual)

Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation
Interim
MD&A
Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas and the Cranberry project, a large acreage Mississippian and Slave Point target located in Alberta. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended September 30, 2005 (the "Financial Statements"). The information in this Management Discussion and Analysis ("MD&A") contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 24, 2005.

2005 Highlights

- Reported oil and gas revenues of $478,169 for the 9 month period ended September 30, 2005 compared to $262,698 for the same period in 2004.

- Reported net loss of $0.01 per share for the 9 month period in 2005 compared to a net loss of $0.02 per share for fiscal 2004.

- Electro-magnetic imaging technology has indicated promising potential oil and gas reserves on the Mission River property at the 8,000 to 10,000 feet level. The operator of the project has advised the Company that a deep well drilling contract to drill to 10,000 feet on the Mission River property has been negotiated and drilling is expected to take place before the end of the year.

Properties of the Company

Mission River Project, Texas

In Texas, the company has entered into a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and five additional wells have since been drilled and completed as gas wells. Six wells are currently on production. A gas pipeline runs through the property. Total production from the field for the month of March amounted to 30.127 million cubic feet of gas and 1,917 barrels of oil.

McAlester Fuel, the operator of the property, has applied for a drilling permit for the McAlester "Scanio-Shelton # 6", a deep test on the property. McAlester has defined the prospect by a combination of sub-surface well control and an innovative exploration technology known as electro-magnetic imaging. This well will be drilled to a depth of more than 10,000 feet.

Mr. Wesley Franklin chief geologist for the operator commented; "Based on previously drilled deep producers on the property we anticipate multiple pays in the 8,100 to 8,500 Lower Vicksburg. Furthermore, we expect the zones will require fracing and we look forward to the zones producing at 5 million cubic feet a day or greater and recover 3 to 6 BCF."

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox has provided most of the oil and gas revenue during 2004.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

<center>**Exploration Risks**</center>

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Annual Information

	9 Months Ended Sep 30,2005	9 Months Ended Sep 30,2004
Total Revenues	$ 478,169	$ 262,698
G&A expense	256,227[a]	829,721*
Net Loss	118,208	899,751
Working Capital (Deficiency)	136,036	(141,061)
Oil and Gas Properties	1,572,100	1,329,860
Total Assets	1,799,867	1,421,734
Basic and diluted loss per share	0.01	0.02
Long-term liabilities	-	-
Cash dividends	-	-

a   Includes the non-cash expense relating to the grant of stock options of $2,876
    G&A expenses before this non-cash items are $253,351
*   Includes the non-cash expense relating to the grant of stock options of $428,612
    G&A Expenses before this non-cash item are $401,109

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company had no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the period, the Company recorded gross revenue of **$478,169** compared with **$262,698** in 2004. Well operating expenses were **$214,875** compared with **$54,815** for the same period in 2004.

General and administration expenses before the non-cash expenses were **$253,351** compared with **$401,109** for 2004. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next quarter. The Company is planning to attend a number of trade shows and conferences in the coming quarter. The Company paid or accrued to the President of the Company management fees of $6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	Total Revenue	100,976	160,789	74,739	78,741
	Net Loss	(43,389)	(58,300)	(161,319)	(483,490)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2004	Total Revenue	79,187	84,417	94,094	179,670
	Net Loss	(49,234)	(601,270)(1)	(249,247)	(133,431)
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)
2005	Total Revenue	157,958	146,856	173,355	
	Net Loss	(2,425)	(121,226)	(2,876)(2)	
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	

(1) During the quarter, the Company recorded stock based compensation expense of $428,612.
(2) During the quarter, the Company recorded stock based compensation expense of $2,876

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

On September 1, 2005, the Company announced that it entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora will be paid US$2,500 per month over a 12 month period and will be granted stock options to purchase 200,000 common shares at $0.15 per share.

The Company will use AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between Portrush Petroleum, it's shareholders and the investment community through AGORA's Internet based investor relations system. The Portrush Petroleum IR HUB (http://www.agoracom.com/IR/Portrush) will allow both Portrush and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

The Company will continue its corporate awareness program this fall with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Financing, Principal Purposes and Milestones

During the quarter, the Company raised $300,000 through the issuance of 2,000,000 units consisting one share and a warrant to purchase an additional share at $0.15 per share for one year. These funds will be used for working capital.

Outstanding Share Data

At September 30, 2005, there were **43,536,917** common shares outstanding.

The following stock options and share purchase warrants were outstanding at September 30, 2005:

	Number of Shares	Exercise Price	Expiry Date
Options	2,005,500	$0.15	April 5, 2006
	100,000	0.15	August 11, 2007
Warrants	1,057,059	$0.24	October 14, 2005 (subsequently expired)
	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the period, the Company accrued management fees in the amount of $54,000 to Martin Cotter for his services as the President of the Company. The Company also paid $190,316 to the director for past expenses, advances and management fees.

Changes in Accounting Policies
Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, "Stock Based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

1,057,059 warrants exercisable at $0.24 per share until October 14, 2005 expired exercised.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation - SEC File No. 000-27768
(Registrant)

January 27, 2005   By: /s/   Neal Iverson
Date   Neal Iverson, Director/Corporate Secretary